UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Legacy Education Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

52474R 207

(CUSIP Number)

LeeAnn Rohmann

Chief Executive Officer

Legacy Education Inc.

701 W Avenue K, Suite 123

Lancaster, CA 93534

Telephone: (661) 940-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Richard A. Friedman, Esq.

Nazia J. Khan, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

Telephone: (212) 653-8700

September 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 52474R 207

1	NAMES OF REPORTING PERSONS LeeAnn Rohmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,316,131 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,316,131 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,131 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.71% based on 11,867,162 shares of the Issuer’s common stock outstanding as of September 27, 2024
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 893,123 shares of common stock and (ii) 423,008 shares of common stock issuable upon exercise of options.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Legacy Education Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 701 W Avenue K, Suite 123, Lancaster, CA 93534.

Item 2.	Identity and Background.

(a) The name of the person filing this statement is LeeAnn Rohmann (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Legacy Education Inc., 701 W Avenue K, Suite 123, Lancaster, CA 93534.

(c) The Reporting Person is the Chief Executive Officer, Chairman and Founder of the Issuer, a company that owns and operates career institutions.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 1,316,131 shares of common stock which were purchased using the Reporting Person’s other funds.

Item 4.	Purpose of Transaction.

On September 27, 2024, the Issuer consummated its initial public offering (the “IPO”) of 2,500,000 shares of common stock at a price of $4.00 per share. In addition to the shares the Reporting Person acquired prior to the closing of the IPO, the Reporting Person acquired options to purchase up to 250,000 shares of the Issuer’s common stock upon closing of the IPO at an exercise price of $4.00 per share, which options vest over a period of three years in equal monthly installments with the first tranche vesting on the one month anniversary of the closing date of the IPO.

The Reporting Person does not have any present plans or proposals which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 1,316,131 shares of common stock of the Issuer, representing 10.71% of the Issuer’s common stock based on 11,867,162 shares of the Issuer’s common stock outstanding as of September 27, 2024. The foregoing represents (i) 893,123 shares of common stock and (ii) 423,008 shares of common stock issuable upon exercise of options.

(b)	The Reporting Person is deemed to have sole power to vote or direct the vote of 1,316,131 shares of the Issuer’s common stock, sole power to dispose or to direct the disposition of 1,316,131 shares of the Issuer’s common stock, shared power vote or direct the vote of 0 shares of the Issuer’s common stock and shared power to dispose or to direct the disposition of 0 shares of the Issuer’s common stock.

(c)	Other than the acquisition by the Reporting Person on September 27, 2024 of options to purchase up to 250,000 shares of the Issuer’s common stock at an exercise price of $4.00 per share, the Reporting Person did not effect any transactions in the common stock of the Issuer in the past 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or to the Reporting Person’s knowledge, the other persons named in Item 2 with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Underwriters (incorporated by reference to Exhibit D of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on September 16, 2024)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2024	/s/ LeeAnn Rohmann
LeeAnn Rohmann

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